October 5, 2012

Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:         First Federal Bancshares of Arkansas, Inc.
Registration Statement on Form S-3 (the “Registration Statement”)
Filed September 28, 2012
File No. 333-184174

Dear Mr. Webb:

Reference is made to your letter dated October 2, 2012 regarding comments by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Registration Statement.  We have reproduced each comment in its entirety in bold-face type, immediately followed by responses prepared by management of First Federal Bancshares of Arkansas, Inc. (“Company”).

SEC Staff Comment No. 1:

Please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale.  We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by Bear State Financial Holdings, LLC.

Company Response No. 1:

We respectfully direct the Staff’s attention to the “Selling Shareholder” section on page 15 of the Registration Statement.   In the third paragraph of that section, we state “Mr. Richard N. Massey, Chairman of the Company’s Board of Directors, is also the managing member of the Selling Shareholder, which provides him with the sole power to vote and dispose of the shares of the Company held by the Selling Shareholder.” Accordingly, we do not believe that additional disclosure in the Registration Statement would provide meaningful or material information to investors.

SEC Staff Comment No. 2:

Please confirm that the selling shareholder is not an affiliate of a broker-dealer.

Company Response No. 2:

The selling shareholder has informed us, and we hereby confirm to you, that the selling shareholder is not an affiliate of a broker-dealer.

On October 4, 2012, Daniel L. Heard of Kutak Rock LLP, our outside counsel, discussed these two comments as well as the proposed responses set forth above with Michael Johnson.

If you have any questions regarding any of the responses in this letter, please call the undersigned at (870) 741-7641.

Respectfully submitted,

/s/ W. Dabbs Cavin
W. Dabbs Cavin
President and Chief Executive Officer

cc:           Daniel L. Heard